Exhibit (21)

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of the Company:

Place of
Names of Subsidiary(1)	Incorporation
Flagg Bros. of Puerto Rico, Inc.	Delaware
Genesco Brands, Inc.	Delaware
GVI, Inc.	Delaware
Hat World Corporation	Delaware
GCO Canada Inc.	Canada
Hat World, Inc.	Minnesota
Hat World Services, Inc.	Delaware
Keuka Footwear, Inc.	Delaware
SIOPA Sports of America, LLC (50% owned)	Delaware
Genesco (UK) Limited	United Kingdom
Schuh Group Limited	United Kingdom
Schuh (Holdings) Limited	United Kingdom
Schuh Limited	United Kingdom
Schuh (ROI) Limited	Republic of Ireland
Genesco GP, LLC	United Kingdom
Genesco Scot LP	United Kingdom
Genesco (Jersey) Limited	New Jersey

(1)	Except as otherwise indicated, 100% of the equity of each listed subsidiary is owned either by the registrant or by a wholly-owned subsidiary of the registrant.